Enterprise Products Partners L.P.

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

August 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Registration Statement on Form S-3 (File No. 333-273870) of Enterprise Products Partners L.P.

Dear Ms. Brown:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 3:00 p.m., Washington, D.C. time, on Thursday, August 24, 2023, or as soon thereafter as practicable.

Very truly yours,

Enterprise Products Partners L.P.

By: Enterprise Products Holdings LLC, its general partner

By:	/s/ Harry P. Weitzel
Harry P. Weitzel
Executive Vice President, General Counsel and Secretary